File No. 001-16189

FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL REPORT
PURSUANT TO SECTION 15(d)
of the
SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Bay State Gas Company Savings Plan for Operating Employees and Trust
Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006, and Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee of the
Bay State Gas Savings Plan for Operating Employees and Trust
Merrillville, Indiana
We have audited the accompanying statements of net assets available for benefits of the Bay State Gas Savings Plan for Operating Employees and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Indianapolis, Indiana
June 27, 2007

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant Directed Investments—at fair value:
Mutual funds	$30,535,649	$25,592,091
Plan interest in Master Trust	5,469,414	5,023,850
Money market fund	4,274,255	3,891,326
Collective trust	125,423	87,164
Participant loans	1,584,963	1,702,050

NET ASSETS AVAILABLE FOR BENEFITS	$41,989,704	$36,296,481

See accompanying notes to financial statements.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant	$2,525,060
Employer	590,122

Total contributions	3,115,182

Investment income:
Net appreciation in fair value of investments	1,849,805
Dividends and interest	1,995,475
Interest in investment income of Master Trust	926,255

Total investment income	4,771,535

Miscellaneous	354

Total additions	7,887,071

DEDUCTIONS:
Benefits paid to participants	(2,126,762)
Administrative expenses	(6,864)
Transfers—net	(60,222)

Total deductions	(2,193,848)

NET INCREASE	5,693,223

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	36,296,481

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$41,989,704

See accompanying notes to financial statements.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

Bay State Gas Company. (the “Company”) is a wholly owned subsidiary of NiSource Inc. The following description of the Bay State Gas Company Savings Plan for Operating Employees and Trust (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan was established effective January 1, 1988. It is a defined contribution plan available to substantially all active employees of the Company who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by its Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions.

Contributions—Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total subject to Internal Revenue Code limitations. Additionally, participants who are at least 50 years old can make catch-up contributions to the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-eight mutual funds, one money market fund, one collective trust and one common stock fund, which is held in a Master Trust, as investment options for participants. Effective April 1, 2006, six of the twenty-eight mutual funds were closed to new investments.

The Company makes contributions to the Plan in accordance with the various governing collective bargaining agreements as set forth in the Plan document. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions from 2.5% to 3.5% of eligible compensation. The Company contribution is allocated according to the participants’ directed accounts.

Rollovers from Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate. Interest rates on outstanding loans range from 4.75% to 10.5% at December 31, 2006. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years. Participants may have two loans outstanding at any given time.

Participant Withdrawals—Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•	Age 59 1/2 withdrawals;

•	Voluntary withdrawals from after-tax and rollover contributions; and

•	Hardship withdrawals, subject to the Plan rules.
A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits—On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a distribution in (1) a single lump sum; (2) a portion paid in a lump sum, and the remainder paid later (partial payment); or (3) periodic installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Participants may elect that a distribution in the form of a lump-sum payment be made in the form of whole shares of NiSource Inc. stock and cash in lieu of fractional shares (to the extent the distribution consists of amounts from the NiSource Inc. Common Stock Fund). If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the administrative committee will direct that such amount be paid in a lump sum. If the participant’s balance exceeds $1,000, but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator.

Transfers Between Plans—Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. The fair value of the collective trust is based on quoted redemption values as of the last day of the Plan year. The Plan’s investment in the Master Trust (see Note 5) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Adoption of New Accounting Guidance—In December 2005 the Financial Accounting Standards Board issued a Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires that the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. There were no impacts on the Plan’s financial statements as a result of the adoption of the FSP.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2006	2005
Plan Interest in Master Trust	$5,469,414	$5,023,850
Fidelity Growth Fund	4,618,657	4,234,577
Fidelity Overseas Fund	4,059,934	3,334,481
Fidelity Retirement Money Market Fund	4,274,255	3,891,326
Fidelity Spartan U.S. Equity Index Fund	6,838,750	6,057,444
During 2006, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value $1,849,805.

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. See Note 5 for additional related party information.

5.	INTEREST IN MASTER TRUST

Description of the Master Trust—The Master Trust was established for the investment of assets of the Plan and several other NiSource Inc. sponsored defined contribution retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets and liabilities of the Master Trust are held by the Trustee. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 4% and 3%, respectively. Investment income (losses) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan.

Summary of Significant Accounting Policies
Valuation of Investments—The Master Trust consists solely of investment in the NiSource Inc. Common Stock Fund, which is stated at fair value, measured by quoted market price in an active market.

Employee Stock Ownership Plan—The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants—Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.

Payment of Benefits—Any distribution consisting of units in the Plan interest in the Master Trust may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the common stock fund.

Other—Purchases and sales of stock held in the Master Trust are reflected as of the trade date. Pending sales and purchases of investments of the Master Trust include receivables and payables, respectively, related to transactions that have not been settled at year-end.

Dividend income on stock held in the Master Trust is recorded on the ex-dividend date. Interest earned in the Master Trust is recorded on the accrual basis.

Net appreciation (depreciation) in fair value of investments held by the Master Trust include unrealized gains and losses associated with changes in the fair values of assets held at year-end as well as realized gains and losses on investments that were sold during the year.

Investments in the NiSource Inc. Common Stock Fund are exposed to various risks such as interest rate, credit and overall market volatility crisis. Due to the level of risk associated with the investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Related Party Transactions—The Master Trust invests in shares of the NiSource Inc. Common Stock Fund, which is managed by the Trustee that holds the assets of the Master Trust, and therefore, these transactions qualify as party-in-interest transactions.

The net assets for the Master Trust consist of investments at a fair value of $148,042,932 and $147,587,948 as of December 31, 2006 and 2005, respectively.

Investment income for the Master Trust is as follows for the year ended December 31, 2006.

Net appreciation in fair value of investments	$20,825,141
Interest and dividends	6,144,488

Investment income	$26,969,629

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

7.	TAX STATUS

The Internal Revenue Service (the “IRS”) has issued a determination letter dated January 17, 2001, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
* * * * * *

SUPPLEMENTAL SCHEDULE

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST
FORM 5500 SCHEDULE H, PART IV, LINE 4i—
EIN: 04-3442797, PLAN 011
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issuer,	Description of Investment,
Borrower, Lessor,	Including Maturity Date, Rate of Interest,	Fair
or Similar Party	Collateral and Par or Maturity Value	Value
* NiSource Inc.	Plan interest in Master Trust	$5,469,414
* Fidelity Investments	Retirement Money Market Fund	4,274,255
* Fidelity Investments	Managed Income Portfolio	125,423
* Fidelity Investments	Magellan Fund	209,625
* Fidelity Investments	Contrafund	2,020,139
* Fidelity Investments	Equity Income Fund	535,852
* Fidelity Investments	Growth Fund	4,618,657
* Fidelity Investments	Growth and Income Fund	340,692
* Fidelity Investments	Intermediate Bond Fund	252,743
* Fidelity Investments	Overseas Fund	4,059,934
* Fidelity Investments	Europe Fund	35,128
* Fidelity Investments	Pacific Basin Fund	83,624
* Fidelity Investments	Balanced Fund	765,546
* Fidelity Investments	Puritan Fund	42,470
* Fidelity Investments	Small Cap Independent Fund	278,725
* Fidelity Investments	Spartan U.S. Equity Index Fund	6,838,750
* Fidelity Investments	Freedom Income Fund	164,944
* Fidelity Investments	Freedom 2010 Fund	1,559,196
* Fidelity Investments	Freedom 2020 Fund	1,965,747
* Fidelity Investments	Freedom 2030 Fund	1,057,221
* Fidelity Investments	Freedom 2040 Fund	1,577,895
* Fidelity Investments	Freedom 2050 Fund	27,034
PIMCO Investments	Total Return Fund (institutional)	524,519
PIMCO Investments	Long-Term Government Fund	163,140
PIMCO Investments	Low-Duration Fund (institutional)	106,107
PIMCO Investments	StockPLUS Fund (institutional)	185,105
Columbia Investments	Acorn USA Z	353,550
Janus Investments	SmallCap Value Fund (institutional)	861,903
Dreyfus Investments	Emerging Leaders Fund	306,200
Morgan Stanley Investments	U.S. SmallCap Core Fund	404,722
Vanguard Investments	U.S. Growth Investor Shares Fund	1,553
American Funds Investments	EuroPacific Growth Fund	1,194,928
* Various Plan participants	Participant loans, with interest rates ranging from 4.75% to 10.5% and maturity dates ranging from January 2007 to November 2021.
		1,584,963

TOTAL ASSETS (HELD AT END OF YEAR)		$41,989,704

*	Denotes a party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-107421 and 333-107421-01 on Form S-3, Registration Statement Nos. 333-127811, 333-127812, 333-107748, and 333-107743 on Form S-8, and Registration Statement Nos. 333-33896 and 333-33896-01 on Form S-4 of NiSource Inc., of our report dated June 27, 2007, relating to the financial statements of Bay State Gas Company Savings Plan for Operating Employees and Trust (which report expresses an unqualified opinion), appearing in this Annual Report on Form 11-K of the Bay State Gas Company Savings Plan for Operating Employees and Trust for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Indianapolis, Indiana
June 27, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

By	/s/ David J. Vajda

David J. Vajda
Vice President & Treasurer, NiSource Inc.
Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the Bay State Gas Company Savings Plan for Operating Employees and Trust for the fiscal year ended on December 31, 2006 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Robert C. Skaggs, Jr. Robert C. Skaggs, Jr.	/s/ Michael W. O’Donnell Michael W. O’Donnell
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer